Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action to be taken, you should consult with your independent financial adviser who, if you are taking advice in Ireland, is authorised or exempted under the European Communities (Markets in Financial Instruments) Regulations 2007 or the Investment Intermediaries Act, 1995.

If you have sold or transferred your entire holding of ordinary shares in ICON plc (“ICON” or “the Company”), please pass this document, together with the attached proxy form, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale was effected, for transmission to the purchaser or transferee as soon as possible.

ICON has a secondary listing on The Irish Stock Exchange. For this reason, ICON is not subject to the same ongoing regulatory requirements as those which would apply to an Irish company with a primary listing on the Irish Stock Exchange including the requirement that certain transactions require the approval of shareholders. For further information, shareholders should consult their own financial adviser.

ICON PLC
(Incorporated in Ireland with limited liability under the Companies Acts, 1963 to 1986. Registered No. 145835)

Directors:
Dr. John Climax (Chairman),
Peter Gray (Chief Executive Officer),
Dr. Ronan Lambe*,
Thomas Lynch *,
Edward Roberts *,
Dr. Bruce Given *,
Professor Dermot Kelleher *,
Dr. Anthony Murphy *
*    Non-Executive

South County Business Park,
Leopardstown,
Dublin 18,
Ireland.

 10th June, 2009

To all ICON Shareholders

NOTICE OF ANNUAL GENERAL MEETING
OF
ICON PLC

Dear Shareholder,

I am writing to you to outline the background to the Resolutions to be proposed at the forthcoming Annual General Meeting of ICON plc (“AGM”), each of which the Board of Directors (“Board” or the “Directors”) is recommending you approve.

Your attention is drawn to the notice of AGM set out on page 5 of this document, which will be held at ICON plc Headquarters, South County Business Park, Leopardstown, Dublin 18, Ireland on the 20th day of July, 2009 at 8.30 a.m.

Resolutions 1-5 in the enclosed notice set out the usual business to be transacted at the AGM.  Resolution 4 pertains to the proposed re-election of Dr. Anthony Murphy to the Board and I include some background information regarding Dr. Murphy’s appointment in the following paragraph. In addition, your Board proposes, as special business, Resolutions 6-8, which are summarised below.

Resolution 4 – Background information regarding proposed re-election of Dr. Anthony Murphy
On 24th April 2009, Dr. Anthony Murphy was appointed to the Board of ICON plc as a non-executive director.  Dr. Murphy was appointed unanimously by ICON’s Board of Directors and, in accordance with the Company’s Articles of Association, stands for re-election by ICON’s shareholders at the AGM.  Dr. Murphy recently retired his position as Senior Vice President, Human Resources, at Eli Lilly and Company, where he had a distinguished career which spanned almost thirty years.  He previously held a variety of senior personnel positions for the sales and marketing, administration and manufacturing operations of Eli Lilly Europe, North America and Japan.  Prior to joining Eli Lilly, he lectured in industrial relations and worked as a consultant and researcher at the University of Bath, England.  He is a fellow of the Institute of Personnel and Development (U.K.) and a Chartered Psychologist.

Resolution 6 – General authority to allot shares
Resolution 6 proposes to give the Directors a general authority under Section 20 of the Companies (Amendment) Act, 1983 for a period of 1 year to allot shares up to an amount equal to the present authorised but unissued share capital of the Company.  The Company requests this authority annually.

Resolution 7 - The dis-application of statutory pre-emption rights
Resolution 7 will give the Directors power under Section 24 of the Companies (Amendment) Act, 1983 to allot shares for cash without first offering them to holders of Ordinary Shares pro-rata to their respective shareholdings.  Resolution 7 is conditional upon the passing of Resolution 6 and follows the established best practice of renewing such authority on an annual basis. The Company requests this authority annually.

Resolution 8 – Authorisation of Market Purchases of the Company’s Shares and Re-issue of Treasury Shares
Resolution 8 proposes to authorise the Company or any of its subsidiaries to purchase up to 10% of the Company’s shares on the market.  This authority will expire on the earlier of the date of the Annual General Meeting for 2009 or 18 months from the date of the passing of the Resolution.  The Directors do not have any current intention of exercising the Company’s authority to purchase its own shares and would only do so following careful consideration and at price levels which the Directors consider to be in the best interests of Shareholders generally.

Under the terms of Resolution 8, the minimum price which may be paid for any of the Company’s own shares is an amount equal to the nominal value of the shares and the maximum price which may be paid is up to an amount equal to 105% of the then average market price of the shares.

Resolution 8 also provides that where the Company shares have been purchased or redeemed and are held as Treasury Shares these shares may be re-issued off market at a maximum price of 120% of the Market Price (as defined in the Resolution) and the minimum price of 95% of the Market Price.  The determination of the re-issued price range will expire on the earlier of the date of the Annual General Meeting 2009 or 18 months from the date of the passing of the Resolution.  Again this resolution is proposed annually.

FURTHER ACTION
A Form of Proxy for use at the AGM is attached.  You are requested to complete, sign and return the Form of Proxy as soon as possible whether or not you propose to attend the meeting in person.  To be effective, the Form of Proxy duly completed and signed together with any authority under which it is executed must be deposited with the Company’s Depositary BNYM Shareholder Services, PO box 3549, S Hackensack NJ 07606-9249 as of 5.00 pm on 10th July, 2009. The completion and lodging of the Form of Proxy will not prevent you from attending the meeting should you so wish.

RECOMMENDATION
Your Board believes that the Resolutions to be proposed at the AGM are in the best interests of the Company and its Shareholders as a whole.  Accordingly, your Directors unanimously recommend that you vote in favour of the Resolutions as they intend to do so themselves in respect of all the Ordinary Shares held or beneficially owned by them amounting in total to 4,293,244 Ordinary Shares on 31st May 2009, representing approximately 7.3% of the issued ordinary share capital of the Company.

Yours sincerely,

Dr. John Climax,
Chairman

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of the Company will be held at ICON plc Headquarters, South County Business Park, Leopardstown, Dublin 18, Ireland on 20th day of July, 2009 at 8.30 a.m.

ORDINARY BUSINESS

1.	To receive and consider the accounts for the year ended 31st December, 2008 and the reports of the Directors and auditors thereon.

2.	To re-elect Dr. Ronan Lambe who retires as a Director in accordance with the Articles of Association of the Company and, being eligible, offers himself for re-election.

3.	To re-elect Mr. Peter Gray who retires as a Director in accordance with the Articles of Association of the Company and, being eligible, offers himself for re-election.

4.
To re-elect Dr. Anthony Murphy who, having been appointed as a director, retires in accordance with the Articles of Association of the Company and, being eligible, offers himself for re-election to a full term on the board.

5.	To authorise the Directors to fix the remuneration of the auditors.

SPECIAL BUSINESS

To consider and, if thought fit, pass the following Resolutions

As an ordinary resolution:

6.
“That the Directors be and are hereby generally and unconditionally authorised to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 20 of the Companies (Amendment) Act, 1983) up to an aggregate nominal amount not exceeding the present authorised unissued capital of the Company; provided that this authority shall expire at the conclusion of the next annual general meeting of the Company, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to such offer or agreement as if the authority conferred hereby had not expired.”

As special resolutions:

7.
“That, subject to the passing of Resolution 6, the Directors be and are hereby empowered pursuant to Section 24 of the Companies (Amendment) Act, 1983 to allot equity securities (as defined in Section 23 of that Act) as if the provisions of sub-section (1) of the said Section 23 did not apply to any such allotment; provided that this exclusion of the applicability of section 23(1) of the Companies (Amendment) Act, 1983 shall expire at the conclusion of the next annual general meeting of the Company save that if before such expiry the Company has offered or agreed to allot equity securities, those equity securities may be allotted pursuant to such offer or agreement as if the exclusion contained herein had not expired.”

8.
“That subject to and for the purposes of the Companies Act, 1990, the Company and/or any of its subsidiaries be and are hereby generally authorised to make market purchase of Shares of any class of the Company on such terms and conditions and in such manner as the Directors may from time to time determine, but so that:

(1)
the maximum number of shares authorised to be purchased under this resolution shall be such number of shares whose aggregate nominal value shall not exceed 10 per cent of the aggregate nominal value of the issued share capital of the Company as at the commencement of business on the day of the passing of this resolution;

(2)	the minimum price which may be paid for any share is an amount equal to its nominal value; and

(3)	the maximum price which may be paid for any share is an amount equal to 105 per cent of the Market Price (as hereafter defined) on the day of purchase and the price range within which any shares purchased or redeemed and held as treasury shares, within the meaning of Section 209 of the Companies Act, 1990, may be re-issued off-market is from 95 to 120 per cent of the Market Price on the day of re-issue.

For the purpose of this resolution:

the Market Price of any shares on a particular day means the higher of:

the average middle market price (if there is one) derived from the List (as hereafter defined); and

the average Current Price (as hereafter defined) on the immediately preceding five business days;

the Current Price on a particular day means the closing quotation price as published in the List or (for a day on which there was no dealing in such shares on the Stock Exchange) the mid-point between the high and low market guide prices as published in the List or (if there is only one such market guide price published) the market guide price so published whether it is the high or the low market guide price;

the List means the Irish Stock Exchange Daily Official List; and

the Stock Exchange means The Irish Stock Exchange Limited.

The authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or (if earlier) on the 20th January, 2011, unless previously varied, revoked or renewed. The Company or any subsidiary may before such expiry make a contract for the purchase of shares which would or might be wholly or partly executed after such expiry and may make a purchase of shares pursuant to any such contract as if the authority hereby conferred had not expired.”

By the Order of the Board.

Ciaran Murray
Secretary
Registered Office:
South County Business Park,
Leopardstown,
Dublin 18

10th June, 2009

Notes to the Proxy Card

1
A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy as an alternative to attend, speak and vote instead of him/her. A proxy need not be a member of the Company. The deposit of an instrument of proxy will not preclude a member from attending the meeting should they so wish.

2
A Form of Proxy is enclosed with this notice. To be effective, the Form of Proxy duly completed and signed together with any authority under which it is executed must be deposited with the Company’s Depositary BNYM Shareholder Services, PO box 3549, S Hackensack NJ 07606-9249 as of 5.00 pm on 10th July, 2009

3	In the case of a corporation, the form of proxy must be either executed under seal or signed on its behalf by an officer or attorney duly authorised.

4
In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other registered holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company.